Exhibit (a)(8)

NEWS RELEASE

Barry S. Logan	Watsco, Inc.
Senior Vice President	2665 S. Bayshore Drive - Suite 901
(305) 714-4102	Coconut Grove, FL 33133
e-mail: blogan@watsco.com	(305) 714-4100
Fax: (305) 858-4492
www.watsco.com

For Immediate Release:

Watsco Completes $300 Million Revolving Credit Agreement

COCONUT GROVE, FL, August 6, 2007 – Watsco, Inc. (NYSE:WSO) today announced the completion of a new $300 million revolving credit facility to replace its existing $100 million revolving credit facility.

Watsco executed a new unsecured $300 million revolving credit facility with a group of lenders for a term of five years. The bank group includes Bank of America, N.A. as lead Administrative Agent, J.P. Morgan Securities, Inc. as Syndication Agent and Mizuho Corporate Bank, Ltd., Suntrust Bank and Wells Fargo Bank, N.A. as Co-Documentation agents.

A portion of the credit facility will be used to fund the acquisition of ACR Group, Inc. Watsco and ACR announced on July 5, 2007 that a definitive merger agreement was executed under which Watsco is seeking to acquire ACR’s outstanding common stock in a cash tender offer for $6.75 per share. ACR had sales of $240 million during its most recent fiscal year and operated from 54 locations in 10 states.

Watsco also announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to its offer to acquire all the outstanding shares of ACR Group, Inc. This expiration satisfies one of the conditions to Watsco’s offer.

Watsco is the largest independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies in the HVAC industry, currently operating 386 locations serving over 40,000 customers in 32 states. The Company’s goal is to build a national network of locations that provide the finest service and product availability for HVAC contractors, assisting and supporting them as they serve the country’s homeowners and businesses. Additional information about Watsco may be found on the Internet at http://www.watsco.com.

This document includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive market, regulatory and other factors, including, without limitation, the effects of supplier concentration, competitive conditions within Watsco’s industry, seasonal nature of sales of Watsco’s products, insurance coverage risks and final GAAP adjustments. Forward-looking statements speak only as of the date the statement was made. Watsco assumes no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Detailed information about these factors and additional important factors can be found in the documents that Watsco files from time to time with the Securities and Exchange Commission, such as Form 10-K, Form 10-Q and Form 8-K.